240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
(Name of Issuer)
Capitol Federal Financial Inc
(Title of Class of Securities)
Common Stock

(CUSIP Number)

14057J101
 (Date of Event Which Requires Filing of this Statement)
September 30, 2024

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
  X   Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, an* d for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of * the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14057J101
(1) Names of reporting persons    The Vanguard Group

(2) Check the appropriate box if a member of a group
(a)
		(see instructions)
(b) X

(3) SEC use only

(4) Citizenship or place of organization  Pennsylvania

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                  0

(6) Shared voting power              79,803

(7) Sole dispositive power           13,046,158

(8) Shared dispositive power       203,228

(9) Aggregate amount beneficially owned by each reporting person
13,249,386

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)     9.98%

(12) Type of reporting person (see instructions)     IA


Item 1(a) Name of issuer:
Capitol Federal Financial Inc
Item 1(b) Address of issuer's principal executive offices:
700 Kansas Avenue Topeka, KS 66603
Items 2(a)-2(c). Name, Address Of principal business office, and Citizenship of*
 persons filing:
The Vanguard Group - 23-1945930
100 Vanguard Blvd.
Malvern, PA 19355



2(d) Title of class of securities:
Common Stock
2(e) CUSIP Number:
14057J101

Item 3. This statement is being filed pursuant to Rule 13d-1.

An investment adviser in accordance with  240.13d-1(b)(1)(ii)(E).



Item 4. Ownership

As of the close of business on September 30, 2024:

(a)  Aggregate amount beneficially owned:  13,249,386
(b)  Percent of class:  9.98%
(c)  Number of shares as to which person has:
1. The Vanguard Group
(a) Amount beneficially owned: 13,249,386
(b) Percent of class: 9.98%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 79,803
(iii) Sole power to dispose or to direct the disposition of: 13,046,158
(iv) Shared power to dispose or to direct the disposition of: 203,228


Item 5.Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

The Vanguard Group, Inc.'s clients, including investment companies registered u* nder the Investment Company Act of 1940 and other managed accounts, have the ri* ght to receive or the power to direct the receipt of dividends from, or the pro* ceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5* %.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Secu